ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 23, 2008

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

08000467

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
23 January 2008 (ASX: Announcement & Media Releases – Drilling Update and NE Waller 3D Results)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

23 January 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

Wei 6-12W-1 Exploration Well, Beibu Gulf Block 22/12, Offshore China
Drilling ahead at a depth of 2,106 mBRT

We have been advised by the operator, ROC Oil (China) Company, that since the last Stock Exchange Release on 16 January 2008, the Wei 6-12W-1 exploration well in Block 22/12 in the Beibu Gulf, offshore China, has set 9-5/8 inch casing at 1,837 mBRT. As at 0600 hours (local time) the current operation was drilling ahead at 2,106 mBRT towards a prognosed Total Depth of 2,425 mBRT.

The Wei-6-12W-1 well, located in 30 metres of water, is being drilled by the Premium "Murmanskaya" jack-up rig approximately 2.5 kilometres northwest of the Wei 6-12S-1 oil discovery.

Participating Interests in the Block 22/12 Joint Venture are:

Roc Oil (China) Company	40%	(Operator)
Horizon Oil Limited	30%	
Petsec Petroleum	25%	
Oil Australia Pty Ltd*	5%	

The above interests are subject to Government participation in developments of up to 51%
** A subsidiary of First Australian Resources Limited*

Schwing #2 Well, South Grosse Tete, Iberville Parish, South Louisiana
Further Gas Shows Recorded – FAR (0-14,500 feet 5%)(>14,500 feet 17.7%)

Since the last report intermediate casing has been run to 12,000 feet and the well has been slowly deepened to 12,088 feet. In this interval gas measured at 1750 units against a background of 15 units has been circulated up from what is prognosed to be the main Upper Bol Mex sand. The commerciality of these shows will be determined when the next set of electric logs is run.

Provided downhole conditions allow, the forward plan is to drill to 12,600 feet then run logs, set a 7 5/8" liner and resume drilling in 6 1/2" hole towards the primary target TD at 14,500'.

As reported earlier, 11 feet of gas pay has been identified in the Upper Marg Tex interval and a probable 5 feet of gas pay in the Lower Marg Tex interval of the Schwing #2 well.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis. Other participants include ASX listed Amadeus Energy Limited (AMU).

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

23 January 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

NE WALLER 3D RESULTS

NE WALLER, ONSHORE US GULF COAST (FAR 34%)

AYCO, the Houston based operator, has completed initial interpretation of the 3D seismic data over NE Waller. As anticipated, multiple leads and prospects have emerged from the work conducted to date with drill targets defined from Frio level (3,000 feet) through Yegua, and down to Lower Wilcox Level (12,000 feet). Evaluation is continuing.

At Lower Wilcox Level a lead on 2D has been confirmed on 3D data as two large prospects separated by a structural saddle.

N. E. WALLER 3D PROSPECT SAMPLER


Lower Wilcox

Objective	Acres	Depth (Ft.)	Content
Lower Wilcox 1,2	434 + 172	11,000	Gas

In addition, a sizeable feature has been mapped in the Cretaceous Glen Rose section at 23,000 feet.

A sampler of prospects will be exhibited to potential industry partners at the NAPE conference being held in Houston in February 2008.

Shooting of the NE Waller 3D seismic survey was completed by Quantum Geophysical Inc during the first week of November 2007 and all the 3D field data delivered to Generation Services Group, LC, of Houston for processing. Data quality is excellent. The final surveyed area comprised some 41 plus square miles.

The 3D seismic survey covered a lightly explored area, on trend with significant Yegua and Wilcox production and was designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase planned for 2008.

Prior to the shoot FAR continued to increase its acreage position in the survey area. The Operator reports that the volume of completed lease trades has increased as brokers reach final stages of land acquisition. 22,216 gross acres (approx 17,484 net) have now been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for the 3D program.


N. E. WALLER 3D PROSPECT SAMPLER
Glen Rose
Strike Line
Glen Rose
Dip Line
Objective
Acres
Depth (Ft.)
Content
Glen Rose
850
23,000
Gas

Primary objectives are multiple normally pressured prolific Yegua and Wilcox sands in structural traps. The area evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.



Additional objectives comprise highly productive Frio and Midcox sands. These sands have produced primarily from stratigraphic traps. The shallow sands are especially prone to displaying 3D amplitude anomalies

Deeper potential is also present in a number of high risk – high potential objectives which lie within the Cretaceous section.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The 3D program is being used to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE from future exploration drilling, from the primary objectives alone, are anticipated.



The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

Commenting on the announcement, FAR's executive Chairman Michael Evans said:

"Completion of 3D processing at NE Waller is another step forward in FAR's transition to prospect generator in the gulf coast. We are pleased to have multiple targets to add to our 2008 drilling inventory and display to industry partners. Eagerly awaited results for our other initiatives in 2007, including Senegal and Wild River, are expected to follow shortly in what promises to be a watershed year for FAR."

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au